EXHIBIT 12.1
BIOMED REALTY TRUST, INC.
STATEMENT OF COMPUTATION OF RATIOS

	BioMed Realty Trust, Inc.
						Period	Period
	Six Months					August 11,	January 1,
	Ended					2004 through	2004 through
	June 30,	Year Ended December 31,				December 31,	August 17,
	2009	2008	2007	2006	2005	2004	2004
Calculation of Earnings:
Add:
Income from continuing operations before loss/income from unconsolidated joint ventures	$47,816	$64,331	$73,099	$34,745	$17,877	$5,062	$1,001
Amortization of interest capitalized	1,429	1,307	59	43	20	6	11
Distributions from unconsolidated joint ventures	61	687	357	130	106	27	—
Fixed charges (see below)	32,556	83,492	86,918	48,742	23,934	1,180	1,760

Subtract:
Interest capitalized	(7,601)	(42,320)	(58,132)	(7,797)	(708)	—	—

Total earnings before fixed charges	74,261	107,497	102,301	75,863	41,229	6,275	2,772

Fixed charges:
Interest expensed	24,955	41,172	28,786	40,945	23,226	1,180	1,760
Interest capitalized	7,601	42,320	58,132	7,797	708	—	—

Total fixed charges	32,556	83,492	86,918	48,742	23,934	1,180	1,760

Ratio of earnings to fixed charges	2.3	1.3	1.2	1.6	1.7	5.3	1.6

Ratio of earnings to combined fixed charges and preferred stock dividends	1.8	1.1	1.0	1.6	1.7	5.3	1.6

Preferred stock dividends	$8,481	$16,963	$16,868	$—	$—	$—	$—